Filed Pursuant to Rule 253(g)(2)

File No. 024-10925

STEWARD REALTY TRUST, INC.

SUPPLEMENT NO. 1 DATED APRIL 4, 2019
TO THE OFFERING CIRCULAR DATED MARCH 15, 2019

This document supplements, and should be read in conjunction with, the offering circular of STEWARD REALTY TRUST, INC. (the "Company", “we”, “our” or “us”), dated March 15, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on March 15, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	The Company’s Business

The Company’s Business

For marketing purposes the Company has decided to use Steward Farm Trust as its trade name on the Steward platform (www.gosteward.com) and advertises itself as such. Thus, for all intents and purposes, any reference to Steward Farm Trust is a reference to Steward Realty Trust, Inc.